

August 24, 2011

Via E-mail
Mr. Gregory G. Frietag
Chief Executive Officer
LecTec Corporation
1407 South Kings Highway
Texarkana, Texas 75501

> **Re:** **LecTec Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 11, 2011**
> **File No. 333-175379**

Dear Mr. Frietag:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment to Form S-4 filed August 11, 2011

Prospectus Cover Page

1.   We note your response to prior comment 1; however, we continue to believe that you should clarify the formula pricing on the cover page. Specifically, please disclose how the ratio will be calculated, and clarify the percentage of outstanding stock the current LecTec shareholders will own after the completion of the transaction, assuming LecTec's current anticipated net cash amount. In this regard, please clarify how "the number of share of LecTec common stock held by LecTec shareholders immediately prior to the Merger" will be used to determine the share of the merged company those holders will own after the merger.

<u>Unaudited Pro Forma Condensed Combined Financial Statements of LecTec and AxoGen, page 40</u>

<u>Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 45</u>

<u>Note 4. Common Stock, Additional Paid-in Capital and Stock Options, page 46</u>

2.   Refer to our prior comment 10. Please revise this Note to clearly indicate how you calculated the additional paid-in capital adjustment of $19,092,372. In this regard, please also revise Note 3 to clearly indicate how you calculated the additional paid-in capital adjustment of $(691,996).

<u>AxoGen Corporation Financial Statements for the Year Ended December 31, 2010, page F-48</u>

<u>Notes to the Financial Statements, page F-54</u>

<u>Note 2. Summary of Significant Accounting Policies, page F-54</u>

<u>Deferred Revenue and Gain on Termination of Distribution Agreement, page F-56</u>

3.   We note your response to comment 17 where you indicate that you reflected the $1.1 million gain on extinguishment of the up-front deposit relating to your distribution agreement in fiscal 2009 because you concluded that the conditions surrounding the termination of the agreement existed as of December 31, 2009, even though the Settlement and Mutual Release Agreement effectively releasing you from the repayment of the remaining portion of the obligation was executed on February 26, 2010.

   - Please refer to the guidance in ASC 405-20-40-1 which describes the conditions that must be met to extinguish a liability, i.e., (1) the debtor pays the credit and is relieved of its obligation for the liability or (2) the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. Explain to us how you were able to conclude that those conditions existed at December 31, 2009 or at any time prior to the date the agreement was executed.

   - Further, in applying the *Subsequent Events* guidance in ASC 855, please tell us how you considered the guidance in ASC 855-10-15-5.c which lists gain contingencies as subsequent events that are rarely recognized after the balance sheet date but before the financial statements are issued. Explain to us the unique circumstances that believe would render this situation one of the rare exceptions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3289 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via E-mail):   Timothy S. Hearn
                     Dorsey & Whitney LLP